UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-266804

ACUTUS MEDICAL, INC.
(Exact name of Registrant as specified in its charter)

2210 Faraday Ave., Suite 100

Carlsbad CA 92008
(442) 232-6080
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 189*

* The class of securities as to which this certification applies is held by fewer than 300 record holders. The Registrant’s duty to file reports has been automatically suspended under Section 15(d) of the Securities Exchange Act of 1934, as amended, subject only to the Registrant’s obligation to file a Form 10-K for its 2024 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, Acutus Medical, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 24, 2025

ACUTUS MEDICAL, INC.

By:	/s/ Takeo Mukai
Name: Takeo Mukai
Title: Chief Executive Officer & Chief Financial Officer